Av Industrial 675
Lima 1 Perú

RECEIVED

2008 FEB 21 A 8:09

Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

08000810

Lima, February 15th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2007, and our management report for that period.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

www.ferreyros.com.pe

FERREYROS S.A.A.

Jueves, 14 de Febrero de 2008

Sres.
CONASEV
Presente.-

HECHO DE IMPORTANCIA : Comunicación de Presentación de EEFF

De conformidad con lo establecido en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, aprobado mediante Resolución CONASEV Nº 107-2002-EF/94.10, comunicamos la siguiente información:

Envío de Información Financiera
Tipo de Información : Trimestral Individual
Periodo : 2007 - 4
Órgano que aprueba : Sesión de Directorio
Fecha de Acuerdo : 13/02/2008
Comentarios adicionales :

Archivos aprobados :

- Análisis y discusión de Gerencia TI :
  Inf de Ger 4T 2007.doc

- Declaración de Responsabilidad TI :
  DECL DE RESP.doc

- Notas a los Estados Financieros Intermedios TI :
  Notas eeff al 311207.doc

- Archivo Estructurado Unificado :
  UNFB60001.txt

Cordialmente,

VICTOR CELSO ASTETE PALMA
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2007. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Victor Astete Palma
Gerente División de Contraloría

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Fecha de elaboración: 14 de febrero de 2008

Ferreyros



Cuarto trimestre Año 2007

PERFIL DE LA EMPRESA

La principal línea de negocio de Ferreyros es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Gestión comercial

En el 4T 2007, Ferreryos realizó una importante venta de camiones *Caterpillar* por US$ 19 millones a una empresa minera dedicada a la extracción de oro. Adicionalmente, efectuó importantes ventas de máquinas a empresas tanto del sector construcción como del sector mediana minería por US$11.2 millones y US$11.1 millones, respectivamente.

Asimismo, realizó ventas de camiones y buses *Iveco* por US$ 2.1 millones a empresas contratistas que ejecutan trabajos para empresas del sector minero.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros opera, representaron en el año 2006 el 89% del total de sus ventas, y han alcanzado el 87% de las mismas en el 2007, incluidos los ingresos generados por la venta de repuestos y servicio. Las máquinas y los equipos *Caterpillar* continuaron mostrando en el año 2007 altos porcentajes de participación de mercado.

Participación de Mercado

A pesar de una activa y renovada competencia en todas las líneas de productos, el crecimiento en la participación de mercado de casi todas la líneas que comercializa Ferreyros ha sido constante.

En maquinaría *Caterpillar* pasó de 66% a 67% en el último año. Esta posición privilegiada se ha incrementado en todos los negocios, particularmente en el de maquinaria para la construción pesada. En la línea de cargadores de bajo perfil UG lideró la participación con un 43%.

En la venta de tractores *Massey Ferguson* mantuvo su liderazgo comercial con una participación de mercado de 48%.

La marca de camiones *Kenworth*, casi duplicó su participación del mercado frente al año anterior de 7% a 13% y la marca *Iveco* mantuvo 8% de participación en el segmento P4 logrado en el año anterior y en buses la marca incrementó su participación de 0.5% a 4.2%.

Importaciones

En lo referente a las importaciones, cabe destacar que Ferreyros se ha consolidado en el primer lugar del ranking de importación de bienes de capital, con un crecimiento de 66% respecto del 2006, según reportes de Comexperú elaborados con fuentes de la Sunat.

Importaciones Bienes de Capital
Enero-Diciembre
2007/2006
(Miles de US$ CIF)

N°	RUC	RAZÓN SOCIAL	2006	2007	VAR%
1	20100027292	FERREYROS S.A.A.	224,263	372,443	66.1

Ferreyros

VICTOR ASTETE PAL...
Gerente División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

El nivel de importación de bienes en el año 2007 alcanzó en el país la cifra de US$ 6,345 millones (según Comexperú). En el mismo período, Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 425 millones.

Perú: Importaciones de bienes de capital
(en US$ millones)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

	2004	2005	2006	2007
■ Import	1,375	3,078	4,440	6,345

Ferreyros: Participación sectorial en las ventas - 4T 2007
(En porcentajes)


Pesca 1%
Industria 2%
Comercio 3%
Transporte 4%
Agricultura 3%
Construccion 19%
Hidrocarburos 1%
Gobierno 3%
Otros 5%
Minería 59%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales. Se tiene previsto una inversión para el próximo año de US$42 millones en Activos Fijos.

Ventas

En el año 2007 las ventas ascendieron a S/. 1,646.6 millones, en comparación con S/. 1,288.6 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 27.8%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones.

La mayor participación de los sectores económicos la mostró el sector minero debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el año 2007 fue de aproximadamente 15%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 4T 2007 muestren una participación de 19% en las ventas totales de la empresa, frente a 17% que mantuvo en el 1T 2007.

Es importante mencionar que en el mes de octubre del 2007, Ferreyros inauguró su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. La inversión requerida para la construcción de este local ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

La mudanza de las áreas de ventas y administrativas a la nueva sede, ha hecho posible un incremento en la infraestructura de talleres y almacenes de repuestos en su local de la Av. Industrial, para dar un mejor servicio posventa a las diferentes líneas que comercializa.

Resultado del año 2007

La utilidad neta del año 2007 ascendió a S/.127 millones en comparación con S/. 98 millones de soles del año anterior, lo cual representa un importante incremento de 30.2%.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al cuarto trimestre del

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2007 ascendieron a S/. 398.0 millones, en comparación con S/. 335.4 millones del mismo período del año anterior, . lo que equivale a un incremento de 18.7%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 21.4% a las del 4T 2006 (S/. 235.7 millones en el 4T 2007; S/. 194.2 millones en el 4T 2006), debido a lo siguiente:

- Incremento de 8.5% en la venta de equipos *Caterpillar* (S/. 171.6 millones en el 4T 2007; S/. 158.1 millones en el 4T 2006), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 189.0% (S/. 9.1 millones en el 4T 2007; S/. 3.2 millones en el 4T 2006), explicado por ventas de equipos agrícolas a clientes del sector agroexportador, por S/.2.3 millones.
- Aumento de 75.2% en las ventas de la línea automotriz (S/. 36.3 millones en el 4T 2007; S/. 20.7 millones en el 4T 2006), producido por ventas de volquetes *Iveco*, por S/ 20.2 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.
- Incremento de 53.4% en las ventas de unidades usadas (S/. 18.7 millones en el 4T 2007; S/. 12.2 millones en el 4T 2006), debido, principalmente, a importantes ventas a empresas de la mediana minería, por S/. 6.1 millones.

Las ventas de repuestos y servicios mostraron en el 4T 2007 un incremento de 13.1% en comparación con las del mismo período del año anterior (S/.153.1 millones en el 4T 2007; S/.135.3 millones en el 4T 2006), como consecuencia de mayores ventas a empresas de la gran minería.

Por otra parte, los ingresos por alquiler de equipos en el 4T 2007 fueron superiores en 57.6% a las del mismo período del año anterior (S/. 9.2 millones el 4T 2007; S/. 5.8 millones en el 4T 2006) debido a una mayor demanda de equipos de alquiler pesados, principalmente, por parte de clientes del sector construcción.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotor
10%
Agrícola
3%
Caterpillar
87%

UTILIDAD EN VENTAS

La utilidad en ventas del 4T 2007 ascendió a S/. 80.9 millones, monto ligeramente inferior a la del año anterior que fue de S/. 81.1 millones. En términos porcentuales, el margen bruto del 4T 2007 es inferior al del mismo período del año anterior (20.3% en el 4T 2007; 24.2% en el 4T 2006). La disminución en el margen bruto porcentual se debe: i) a una mayor participación de de la venta de productos principales en la venta total de la compañía (el porcentaje

VICTOR ACTETE
Gerente División Contraloría

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

de utilidad bruta de productos principales es bastante menor que la de repuestos y servicio); y ii) a una disminución significativa en el tipo cambio, que ocasionó una reducción en los precios de venta en soles, afectado consecuentemente los margenes brutos.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el cuarto trimestre de 2007 a S/. 66.5 millones, en comparación con S/. 47.0 millones del mismo período del año anterior, esto es, un incremento de 41.4%, atribuible, básicamente, a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas y a un incremento en los gastos fijos, atribuible a: i) aumento de remuneraciones para reponer la pérdida de poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la futura demanda de servicios de mantenimiento y reparaciones iii) aumento en la provisión para cuentas de cobranza dudosa; y iii) gastos incurridos en la mudanza al nuevo local de Monterrico.

INGRESOS FINANCIEROS

Los ingresos financieros del cuarto trimestre de 2007 ascendieron a S/. 10.7 millones en comparación con S/. 9.1 millones del mismo período del año anterior, lo que representa un aumento de 17.3%, explicado por un incremento de intereses de cuentas por cobrar a mediano plazo y, adicionalmente, por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior (en el 4T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior como consecuencia del aumento significativo de las ventas).

Ferreyros: Evolución de los ingresos financieros (En S/. millones)


50
40
30
20
10
0
2004
2005
2006
2007
19.7
24.3
33.7
42.3

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 10.7 millones en el cuarto trimestre de 2007 en comparación con S/.6.9 millones del mismo período del año anterior, lo que representa un aumento de 55.8%, debido principalmente a un aumento de S/.178.2 millones en el pasivo promedio sujeto a pago de interés.El pasivo promedio en el 4T 2007 fue de S/.546.9 millones frente al pasivo promedio del 4T 2006 que fue de S/.368.8 millones. El incremento del pasivo promedio se explica, principalmente, por mayores compras de inventario debido a un importante crecimiento de las ventas, y a la necesidad de mantener mayores existencias para suplir la falta de abastecimiento de fábrica por aumento de la demanda mundial de sus productos. Adicionalmente, el crecimiento de los gastos financieros fue producido por un ligero aumento en la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Este aumento fue compensado, en parte, con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

S/. 10.0 millones en el 4T 2007, en comparación con S/. 0.1 millones registrados en el mismo período del año anterior, explicado por: i) una mayor utilidad registrada por una asociada del sector seguros; y ii) un aumento en las utilidades de la mayoría de empresas subsidiarias.

OTROS INGRESOS (EGRESOS)
En el cuarto trimestre de 2007 se registró en este rubro un egreso neto de S/. 0.3 millones en comparación con un ingreso neto de S/. 3.8 millones del mismo período del año anterior. En el cuarto trimestre de 2007, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 0.2 millones por resoluciones de contrato; iii) un ingreso de S/. 0.1 millones por alquiler de locales; y iv) un ingreso de S/.0.7 millones por servicios diversos prestados a una empresa minera, y v) otros ingresos netos por S/. 0.2 millones. En el cuarto trimestre de 2006, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.6 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) un ingreso de S/. 0.6 millones por servicios prestados a una empresa minera, y iv) un ingreso neto de S/. 2.2 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO
El cuarto trimestre de 2007 y el cuarto trimestre de 2006 incluyen utilidad en cambio por S/. 11.1 millones y S/. 3.3 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (2.92% el cuarto trimestre de 2007 y 1.64% el cuarto trimestre de 2006).

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del cuarto trimestre de 2007 y de 2006 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
La utilidad neta del cuarto trimestre de 2007 ascendió a S/. 24.9 millones en comparación con S/. 28.1 millones del mismo período del año anterior, esto es, una disminución de 11.4%, debido, principalmente, un incremento en los gastos de administración y ventas, menores ingresos diversos y mayores gastos financieros, compensados parcialmente con el incremento de la participación en los resultados de subsidiarias y afiliadas, y con el incremento de la utilidad en cambio.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN
La UAIDA (EBITDA, por sus siglas en inglés) en el 2007 ascendió a S/. 230.2 millones frente a S/. 191.9 millones del mismo período del año anterior, lo cual representa un incremento de 19.9%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 31 de diciembre de 2007 ascendió a S/. 1,302.6 millones en comparación con S/. 1,005.8 millones al 31 de diciembre de 2006, lo que representa un incremento neto de S/. 296.8 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de Existencias por S/. 194.7 millones debido a: i) un aumento de S/.216.7 millones por compras efectuadas en el período para atender el crecimiento de las ventas y para suplir la falta de abastecimiento de fábrica debido a la gran demanda mundial, lo cual ha ocasionado una ampliación del tiempo de reposición del inventario de

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

3 a 5 meses, en promedio; ii) una disminución neta de S/. 18.0 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 4.0 millones por incremento de la provisión para desvalorización de existencias.

b) Aumento neto del Activo Fijo por S/. 61.5 millones, que se explica por: i) un aumento de S/. 56.4 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 51.2 millones por compras de otros activos fijos (S/.24.1 por construcción del nuevo local, S/. 8.5 por compras de maquinaria, S/. 6.0 por remodelación de talleres del CRC, S/. 4.8 por compra de local para almacenaje de máquinas y S/. 7.8 por compras de otros activos fijos); iii) un incremento neto de S/. 18.0 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/.17.3 millones por ventas de activos fijos; v) una reducción de S/.33.4 millones por aumento en la depreciación acumulada; vi) una disminución de S/. 16.2 por transferencia de local y flota de alquiler a una subsidiaria mediante aporte de capital; y vii) un aumento de S/. 2.8 millones por disminución en la provisión para desvalorización de activo fijo.

c) Incremento de Inversiones en Valores por S/. 50.5 millones debido a: i) un aumento de S/. 32.8 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) un aumento de S/. 2.1 millones por compra de acciones de una empresa dedicada a la venta, distribución y servicio de neumáticos; iii) un incremento de S/. 19.8 millones por aporte de capital a una subsidiaria dedicada a la comercialización de equipos ligeros; iv) una disminución de S/. 6.2 por aumento de la provisión para desvalorización de la inversión en una subsidiaria dedicada a la crianza y venta de langostinos; v) un incremento de S/. 4.9 por aporte de capital a una nueva subsidiaria; y vi) otras disminuciones S/. 2.9 millones.

Al 31 de diciembre de 2007, el total de pasivos ascendió a S/. 794.7 millones en comparación con S/. 596.4 millones al 31 de diciembre de 2006, lo que equivale a un incremento de S/. 198.3 millones. La conformación de las obligaciones de la empresa al 31 de diciembre del 2007 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de diciembre de 2007 es de 1.51, superior al ratio corriente de 1.46 al 31 de diciembre de 2006.

El ratio de apalancamiento financiero al 31 de diciembre de 2007 es 1.09 en comparación con 0.94 al 31 de diciembre de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 07	%	3T 07	%	4T 06	%	4T 07/ 3T 07 %	4T 07/ 4T 06 %	Acumulado al 31-12-07	%	Acumulado al 31-12-06	%	Variación %
Ventas Netas	397,995	100 0	398,539	100 0	335,369	100 0	(0 1)	18 7	1,646,638	100 0	1,288,575	100 0	27 8
Costo de Ventas	(317,048)	(79 7)	(311,151)	(78 1)	(254,239)	(75 8)	1 9	24.7	(1,304,128)	(79 2)	(994,412)	(77 2)	31.1
Utilidad en ventas	**80,947**	**20.3**	**87,388**	**21.9**	**81,130**	**24.2**	**(7.4)**	**(0.2)**	**342,510**	**20.8**	**294,163**	**22.8**	**16.4**
Gastos de Venta y Administración	(66,502)	(16 7)	(53,386)	(13 4)	(47,018)	(14 0)	24 6	41 4	(217,844)	(13 2)	(177,511)	(13 8)	22 7
Otros Ingresos (Egresos), neto	(277)	(0 1)	(2,058)	(0 5)	3,785	1 1	(86.6)	(107 3)	(2,485)	(0 2)	5,207	0 4	(147 7)
Utilidad en operaciones	**14,168**	**3.6**	**31,944**	**8.0**	**37,897**	**11.3**	**(55.6)**	**(62.6)**	**122,181**	**7.4**	**121,859**	**9.5**	**0.3**
Ingresos Financieros	10,690	2 7	12,098	3 0	9,111	2.7	(11 6)	17 3	42,287	2 6	31,717	2 5	33 3
Utilidad en cambio	11,072	2 8	9,888	2 5	3,275	1 0	12 0	238 1	23,634	1 4	17,254	1 3	37 0
Gastos Financieros	(10,690)	(2.7)	(10,438)	(2 6)	(6,863)	(2 0)	2 4	55 8	(38,245)	(2 3)	(28,622)	(2 2)	33 6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	9,981	2 5	6,248	1 6	63	0 0	59 7	15,749 5	32,790	2.0	9,027	0.7	263 2
Utilidad antes de Participaciones e Impuesto a la Renta	**35,221**	**8.8**	**49,740**	**12.5**	**43,482**	**13.0**	**(29.2)**	**(19.0)**	**182,647**	**11.1**	**151,235**	**11.7**	**20.8**
Participaciones	(2,323)	(0 6)	(3,533)	(0 9)	(3,457)	(1 0)	(34 3)	(32 8)	(12,494)	(0 8)	(12,061)	(0 9)	3 6
Utilidad antes de Impuesto a la Renta	**32,898**	**8.3**	**46,207**	**11.6**	**40,025**	**11.9**	**(28.8)**	**(17.8)**	**170,153**	**10.3**	**139,173**	**10.8**	**22.3**
Impuesto a la Renta	(8,012)	(2 0)	(12,189)	(3 1)	(11,927)	(3 6)	(34 3)	(32 8)	(43,102)	(2 6)	(41,612)	(3 2)	3 6
Utilidad neta	**24,886**	**6.3**	**34,018**	**8.5**	**28,098**	**8.4**	**(26.8)**	**(11.4)**	**127,051**	**7.7**	**97,562**	**7.6**	**30.2**

VICTOR ACTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. **ANEXO 2**

Balance General
(En miles de nuevos soles)

	31-Dic-07	31-Dic-06	Variación % 31-Dic-07 / 31-Dic-06
Caja y bancos	28,182	34,610	-18.6
Cuentas por cobrar comerciales	239,141	274,840	-13.0
Inventarios	529,505	334,797	58.2
Cuentas por cobrar vinculadas	14,600	11,701	24.8
Otras cuentas por cobrar	11,217	4,457	151.7
Gastos pagados por anticipado	790	1,585	-50.1
Activo Corriente	**823,435**	**661,990**	24.4
Cuentas por cobrar comerciales a largo plazo	46,571	36,171	28.8
Equipo de alquiler	139,040	107,561	29.3
Otros activos fijos	318,531	282,965	12.6
	457,571	390,526	17.2
Depreciación acumulada	(177,869)	(172,299)	3.2
Inmueble, maquinaria y equipo, neto	279,702	218,227	28.2
Inversiones	132,182	81,721	61.7
Otros activos no corrientes	20,683	7,678	169.4
Activo no Corriente	479,138	343,797	39.4
Total Activo	1,302,573	1,005,787	29.5
Deuda a corto plazo	91,760	81,396	12.7
Otros pasivos corrientes	454,420	371,779	22.2
Pasivo corriente	**546,180**	**453,175**	20.5
Deuda a largo plazo	248,470	143,205	73.5
Total Pasivo	**794,650**	**596,380**	33.2
Ganancias diferidas	**10,131**	**10,245**	-1.1
Patrimonio	**497,793**	**399,162**	24.7
Total Pasivo y Patrimonio	1,302,573	1,005,787	29.5
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	32,900	29,325	
UAIDA	**230,158**	**191,928**	19.9
Ratios Financieros			
Ratio corriente	1.51	1.46	
Apalancamiento Financiero	1.09	0.94	
Valor contable por acción	1.93	1.54	

VICTOR ACTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	4T 07	%	3T 07	%	4T 06	%	4T 07/ 3T 07 %	4T 07/ 4T 06 %	Acumulado al 31-12-2007	%	Acumulado al 31-12-2006	%	Variación %
Caterpillar:													
Gran minería	79,989	20.1	27,115	6.8	100,037	29.8	195.0	-20.0	246,062	14.9	212,396	16.5	15.9
Otros	91,590	23.0	140,009	35.1	58,095	17.3	-34.6	57.7	517,889	31.5	328,063	25.5	57.9
	171,580	43.1	167,124	41.9	158,132	47.2	2.7	8.5	763,951	46.4	540,459	41.9	41.4
Equipos agrícolas	9,146	2.3	11,329	2.8	3,165	0.9	-19.3	189.0	34,913	2.1	22,157	1.7	57.6
Automotriz	36,267	9.1	41,046	10.3	20,703	6.2	-11.6	75.2	151,700	9.2	48,468	3.8	213.0
Unidades usadas	18,704	4.7	11,495	2.9	12,193	3.6	62.7	53.4	68,871	4.2	64,967	5.0	6.0
	235,696	59.2	230,994	58.0	194,192	57.9	2.0	21.4	1,019,436	61.9	676,052	52.5	50.8
Repuestos y servicios	153,100	38.5	158,652	39.8	135,338	40.4	-3.5	13.1	603,065	36.6	593,429	46.1	1.6
Alquileres	9,199	2.3	8,893	2.2	5,839	1.7	3.4	57.6	24,137	1.5	19,094	1.5	26.4
Total	397,995	100.0	398,539	100.0	335,369	100.0	-0.1	18.7	1,646,638	100.0	1,288,575	100.0	27.8

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2007
Minería	50.5%
Construcción	23.3%
Transporte	5.6%
Pesca	3.1%
Industria	2.8%
Comercio y Servicios	2.6%
Agricultura	2.4%
Hidrocarburos	1.3%
Gobierno	1.6%
Otros	6.7%
Total	100.0%

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	64,164	51,442	6,332	6,390
Inst. Financieras del Exterior	12,200	12,200	-	-
Proveedores:				
Caterpillar	32,425	32,425	-	-
Otros	25,555	25,555	-	-
Bonos corporativos	72,500	-	17,500	55,000
Caterpillar Financial Services	28,301	-	6,785	21,516
Otros pasivos	30,003	30,003		
Total	265,148	151,625	30,617	82,906

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Balance General
Al 31 de Diciembre del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		28,182	34,610
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	239,141	274,840
Cuentas por Cobrar a Partes Relacionadas	4	14,600	11,701
Otras Cuentas por Cobrar (neto)		11,217	4,457
Existencias (neto)	5	529,505	334,797
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		790	1,585
Otros Activos		0	0
Total Activo Corriente		823,435	661,990
Activo No Corriente			
Inversiones Financieras		132,183	81,721
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		128,785	79,264
Otras Inversiones Financieras		3,398	2,457
Cuentas por Cobrar Comerciales	3	46,571	36,171
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	6	279,702	218,227
Activos Intangibles (neto)		1,643	296
Activo por Impuesto a la Renta y Participaciones Diferidos		13,749	7,382
Crédito Mercantil		5,290	0
Otros Activos		0	0
Total Activo No Corriente		479,138	343,797
TOTAL ACTIVO		1,302,573	1,005,787

	Notas	Al 31 de Diciembre 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		990	2,154
Obligaciones Financieras		282,494	220,840
Cuentas por Pagar Comerciales		173,765	125,669
Cuentas por Pagar a Partes Relacionadas	4	3,492	2,553
Impuesto a la Renta y Participaciones Corrientes		15,967	20,441
Otras Cuentas por Pagar		69,472	81,518
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		546,180	453,175
Pasivo No Corriente			
Obligaciones Financieras		248,470	143,205
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		10,130	10,245
Total Pasivo No Corriente		258,600	153,450
Total Pasivo		804,780	606,625
Patrimonio Neto			
Capital		335,749	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		15,937	15,937
Reservas Legales		19,056	9,300
Otras Reservas		0	0
Resultados Acumulados		127,051	89,729
Diferencias de Conversión		0	0
Total Patrimonio Neto		497,793	399,162
TOTAL PASIVO Y PATRIMONIO NETO		1,302,573	1,005,787

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19910

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2007	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2006
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	400,326	335,998	1,654,852	1,271,753
Otros Ingresos Operacionales		207	90	413	3,126
Total de Ingresos Brutos		**400,533**	**336,088**	**1,655,265**	**1,274,879**
Costo de Ventas (Operacionales)	12	(319,586)	(254,958)	(1,312,755)	(980,716)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(319,586)**	**(254,958)**	**(1,312,755)**	**(980,716)**
Utilidad Bruta		**80,947**	**81,130**	**342,510**	**294,163**
Gastos de Ventas		(39,834)	(28,629)	(132,142)	(97,981)
Gastos de Administración		(26,667)	(13,661)	(85,701)	(74,801)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	(943)	0	479
Otros Gastos		(276)	0	(2,485)	0
Utilidad Operativa		**14,170**	**37,897**	**122,182**	**121,860**
Ingresos Financieros		21,762	12,385	65,921	48,970
Gastos Financieros		(10,690)	(6,863)	(38,245)	(28,622)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		9,981	63	32,790	9,027
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**35,223**	**43,482**	**182,648**	**151,235**
Participación de los trabajadores		(2,323)	(3,457)	(12,494)	(12,061)
Impuesto a la Renta		(8,013)	(11,927)	(43,103)	(41,612)
Utilidad (Pérdida) Neta de Actividades Continuas		**24,887**	**28,098**	**127,051**	**97,562**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**24,887**	**28,098**	**127,051**	**97,562**
Utilidad (Pérdida) Neta del Ejercicio					
Utilidad (Pérdida) Básica por Acción Común	11	0.082	0.092	0.416	0.320
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19815

FERREYROS
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 31 de Diciembre de 2007	Del 1 de Enero de 2006 al 31 de Diciembre de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,635,021	1,287,748
Honorarios y Comisiones		0	2,233
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		16,382	11,647
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		30,188	38,089
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,517,305)	**(1,098,625)**
Remuneraciones y Beneficios Sociales		(148,437)	**(139,027)**
Tributos		(71,525)	**(38,570)**
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(2,160)	**(2,426)**
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(57,836)**	**61,069**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	142
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		11,334	8,190
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		3,331	379
Otros Cobros de Efectivo Relativos a la Actividad		129	2,399
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(7,590)	(3,654)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(51,221)	(13,665)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(6,755)	0
Otros Pagos de Efectivo Relativos a la Actividad			0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(50,772)**	**(6,209)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,164)	977
Emisión y aceptación de Obligaciones Financieras		558,910	419,291
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(391,991)	(406,230)
Recompra de Acciones Propias (Acciones en Tesorería)		0	0
Intereses y Rendimientos		(35,155)	**(32,440)**
Dividendos Pagados		(28,420)	**(13,317)**
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**102,180**	**(31,719)**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(6,428)**	**23,141**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		34,610	11,469
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**28,182**	**34,610**

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

VICTOR [illegible]
Gerente División Contr[illegible]

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Diciembre del año 2007 y 2006

(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 31 de Diciembre de 2007	Del 1 de Enero de 2006 al 31 de Diciembre de 2006
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) Neta del Ejercicio		127,051	97,562
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Estimación de Cuentas de Cobranza Dudosa		6,474	287
Desvalorización de Existencias		3,997	12,110
Fluctuación del Valor de Activos Biológicos		0	0
Depreciación y Deterioro de Valor del Ejercicio		33,012	33,959
Amortización de Activos Intangibles		117	94
Amortización de Otros Activos		0	0
Provisiones		34,520	24,861
Pérdida en Venta de Inversiones Financieras		0	0
Pérdida por Instrumentos Financieros Derivados		0	0
Pérdida en Venta de Inversiones Inmobiliarias		0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
Pérdida en Venta de Activos Intangibles		0	0
Gastos Financieros		38,245	28,622
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
Impuesto a la Renta y Participación de los Trabajadores		0	0
Otros		6,247	0
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Fluctuación del Valor de Activos Biológicos		0	0
Utilidad en Venta de Inversiones Financieras		0	0
Ganancia por Instrumentos Financieros Derivados		0	0
Utilidad en Venta de Inversiones Inmobiliarias		0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo		332	(516)
Utilidad en Venta de Activos Intangibles		0	0
Ingresos Financieros		0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(32,790)	(9,027)
Impuesto a la Renta y Participación de los Trabajadores		(4,192)	6,239
Otros		(7,143)	(23,016)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		18,825	(51,978)
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(2,934)	0
(Aumento) Disminución de Otras Cuentas por Cobrar		(13,127)	7,151
(Aumento) Disminución en Existencias		(269,487)	(74,706)
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
(Aumento) Disminución en Gastos Diferidos		794	551
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		48,097	20,021
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		974	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		(46,848)	(11,145)
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
Cobros por:			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Diferencia de Cambio		0	0
Pagos por:			
Impuesto a la Renta y Participación de los Trabajadores		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Provisiones		0	0
Diferencia de Cambio		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		(57,836)	61,069

CPC. BERNARDO CHAUCA QU...
Contador G...

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total P... N...
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	6,284	0	30,143	0	314,908
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	97,562	0	97,562
Total de Ingresos y gastos reconocidos	**0**	**0**	**0**	**0**	**0**	**0**	**97,562**	**0**	97,562
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(13,308)	0	(13,308)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	3,016	0	(6,650)	0	0
Saldos al 31 de Diciembre de 2006	**284,196**	**0**	**0**	**15,937**	**9,300**	**0**	**89,729**	**0**	399,162
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	9,300	0	89,729	0	399,162
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	127,051	0	127,051
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**0**	**0**	**0**	**127,051**	**0**	127,051
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	[illegible]	(9,756)	0	0
Saldos al 31 de Diciembre de 2007	**335,749**	[illegible]	**0**	**15,937**	**19,056**	**0**	**127,051**	**0**	497,793

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

Ferreyros

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de diciembre del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C, empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-12-07		31-12-06	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y Letras	283,207	51,150	312,394	39,929
Letras descontadas	(5,711)	-		
Intereses diferidos	(11,249)	(4,579)	(10,037)	(3,758)
Provisión para cuentas de cobranza dudosa	(27,106)		(27,517)	
	239,141	46,571	274,840	36,171

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	31-12-07	31-12-06
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales :		
Unimaq S.A.	8,716	8,835
Orvisa Sociedad Anónima	1,059	372
Domingo Rodas S.A.	87	125
Otras compañias	101	25
	9,963	9,357
Diversas :		
Unimaq S.A.	2,207	498
Domingo Rodas S.A.	338	985
Megacaucho & Representaciones S.A.C.	1,227	-
Orvisa Sociedad Anónima	858	861
Fiansa S.A.	7	
	4,637	2,344
Total cuentas por cobrar vencimiento corriente	**14,600**	**11,701**
Por cobrar vencimiento no corriente		
Comercial :		
Unimaq S.A.	371	
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	658	702
Orvisa Sociedad Anónima	719	978
Fiansa Sociedad Anónima	267	72
Unimaq S.A.	1,647	647
Megacaucho & Representaciones S.A.C.	173	
Depósitos Efe S.A.	28	83
	3,492	2,482
Diversas:		
Fiansa Sociedad Anónima		71
Total cuentas por pagar	**3,492**	**2,553**

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Con...

5) EXISTENCIAS

Este rubro comprende:

	31-12-07 S/.000	31-12-06 S/.000
Máquinas, motores y automotores	277,606	143,103
Repuestos	106,627	101,971
Servicios de taller en proceso	28,857	21,012
Existencias por recibir	127,332	80,993
	540,422	347,079
Provisión para desvalorización de existencias	(10,917)	(12,282)
	529,505	334,797

El movimiento anual de la provisión para la desvalorización de existencias fue el siguiente:

	31-12-07 S/.000	31-12-06 S/.000
Saldo inicial	12,282	19,118
Adiciones	4,982	12,110
Adiciones por transferencias	734	0
Aplicaciones por ventas	(7,081)	(18,946)
Saldo final	10,917	12,282

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros Cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	51,414	4,933	(6,271)		(2,711)	47,365
Edificios y otras construcciones	72,066	599	(3,391)	31,327	(6,093)	94,508
Instalaciones	4,246	416				4,662
Maquinaria y equipo	112,076	8,451	(3,437)	8,037		125,127
Maquinaria y equipo, flota de alquiler	107,561	56,351	(8,902)	(2,758)	(13,212)	139,040
Unidades de transporte	4,162	76	(255)	141		4,124
Muebles y enseres	31,408	5,895	(18)	2,378		39,663
Trabajos en curso	7,593	30,852		(35,363)		3,082
	390,526	107,573	(22,274)	3,762	(22,016)	457,571
Depreciación acumulada -						
Edificios y otras construcciones	29,276	2,235	(1,383)		(1,154)	28,974
Instalaciones	2,920	311				3,231
Maquinaria y equipo	78,674	9,911	(1,104)	(81)		87,400
Maquinaria y equipo, flota de alquiler	27,556	17,971	(2,239)	(13,566)	(4,698)	25,024
Unidades de transporte	3,844	125	(217)			3,752
Muebles y enseres	25,302	2,231	(2)			27,531
	167,571	32,784	(4,945)	(13,647)	(5,852)	175,911
						175,911
Provisión para desvalorización	(4,728)	(228)	847	799	1,352	(1,958)
Costo neto	218,227					279,702

El rubro "Otros Cambios" corresponde al costo neto del retiro de inmueble y flota de maquinaria de alquiler por concepto de aporte de capital a favor de la compañía subsidiaria Unimaq. S.A.

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

7) DEUDAS A LARGO PLAZO

Al 31 de Diciembre del 2007 y del 2006, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado	Saldos pendientes de pago: Total 2007	Total 2006	Total 2007	Total 2006	Corriente 2007	Corriente 2006	No Corriente 2007	No Corriente 2006
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantías de cuentas por cobrar, inmuebles, maquinaria y equipo	Pagarés	Trimestral y semestral hasta el 2012	60,000/ (1) 28,301	28,301	9,593	84,819	30,669	20,335	6,398	64,484	24,271
Bonos Ferreyros Bonos emitidos cuarta emisión en serie A y B del primer programa que devengan intereses anuales de 5.81%, 6.06%, 6.25% y 6.13% y primera emisión del primer programa de bonos corporativos serie A que devengan intereses anuales 5.81% con garantía del patrimonio de la Compañía. Asimismo tercera emision del primer programa de bonos corporativos serie A que devengan intereses anuales de 6.12%	Bonos Corporativos	Hasta noviembre del 2011	72,500/ (2) 72,500	72,500	50,000	217,283	159,850	52,448	55,948	164,835	103,902
Instituciones financieras locales y del exterior Pagarés con instituciones locales a la tasa de interés anual del 6%	Pagarés	Trimestral hasta el 2013	20,000/ 12,722	12,722	10,660	38,128	34,081	18,978	19,050	19,150	15,031
				113,523	70,253	340,229	224,601	91,760	81,398	248,470	143,205

(1) Corresponde a una línea de crédito en conjunto.

(2) Incluye US$50 millones, US$15 y US$ 7,5 millones del primer programa, tercera emisión y cuarta emisión, respectivamente.

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

8) REEMBOLSOS DE TITULOS DE DEUDA

Las redenciones por títulos de deuda en el año son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Bonos corporativos			
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Julio del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Octubre del 2007	625	1,873
Cuarta emisión, Serie A, del primer programa	Julio del 2007	7,500	22,478
Papeles comerciales			
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	14,985
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Julio del 2007	5,000	14,985
Primera emisión, Serie B, del primer programa	Noviembre del 2007	7,500	22,478
Totales		27,500	82,418

Los intereses devengados por títulos de deuda ascienden a S/. 10.5 millones.

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Ferreyros
VICTOR ASTETE
Gerente División

9) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,420,556	234,296	1,654,852	1,162,994	108,759	1,271,753
Utilidad de operación	98,542	23,640	122,182	114,113	7,747	121,860
Principales activos:						
Activos fijos	148,550	131,152	279,702	163,875	54,352	218,227
Existencias	476,322	53,183	529,505	302,885	31,912	334,797
Cuentas por Cobrar	240,901	44,811	285,712	262,232	48,779	311,011

10) PATRIMONIO

Al 31 de diciembre de 2007, el capital autorizado, suscrito y pagado asciende a S/. 335,749,154.40 , formalizado mediante escritura pública y representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

En Junta General de Accionistas del 28 de marzo del 2007 se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Asimismo, se aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

11) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

VICTOR ASTETE PALMA
Gerente División Contraloría

de S/.22.9 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 34.4 y S/. 5.6 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 31 de diciembre del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 820 miles por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 6.4 millones y US $ 20.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 2.5 millones, que garantizan transacciones diversas.

ferreyros s.a.a.

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

VICTOR ASTETE PALMA
Gerente División Contraloría

12) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados		Años terminados el:	
		31-12-	31-12-	31-12-	31-12-
Utilidad neta	S/.	24,886,51	28,097,66	127,050,54	97,561,94
Promedio ponderado de comunes en		305,226,50	305,226,50	305,226,50	305,226,50
Utilidad básica por acción	S/.	0.0815	0.0921	0.4163	0.3196

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

13) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Años terminados el:	
	31-12-07	31-12-06	31-12-07	31-12-06
	S/.000	S/.000	S/.000	S/.000
Ventas netas	6,808	5,221	56,569	17,450
Utilidad en ventas	120	302	3,887	1,657

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

14) TRANSACCIONES CON VINCULADAS

Las transacciones con empresas subsidiarias se resumen como sigue:

	2007	2006
	S/.000	S/.000
Venta de bienes		
Unimaq S.A.	37,899	8,807
Orvisa Sociedad Anónima	16,958	6,737
Cresko S.A.	1,122	0
Otras compañias	24	534
	56,003	**16,078**
Venta de Servicios	**566**	**1,372**
Total venta de bienes y servicios	**56,569**	**17,450**

	2007	2006
	S/.000	S/.000
Compra de bienes:		
Orvisa Sociedad Anónima	3,470	2,767
Unimaq S.A.	4,552	1,518
Fiansa Sociedad Anónima	4,778	2,628
Megacaucho & Representaciones S.A.C.	1,276	0
Otras compañias	110	148
	14,186	**7,061**
Compra de servicios:		
Motorindustria S.A.	0	6,924
Fiansa Sociedad Anónima	901	867
Unimaq S.A.	1,028	260
Orvisa Sociedad Anónima	835	196
Otras compañias	774	586
	3,538	**8,833**
Total compra de bienes y servicios	**17,724**	**15,894**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

15) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2007	2006
	S/.000	S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinarias y equipo	81,990	67,912
Transferencias de inmuebles, maquinarias y equipo a existencias	64,582	42,847
Aporte de capital a subsidiaria Unimaq		
.Aporte	19,787	
.Proveniente de :		
Existencias	4,975	
Inmuebles, maquinaria y equipo	14,812	

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

END